UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TEXTAINER GROUP HOLDINGS LIMITED
(Name of Issuer)

Common Shares
Par Value $0.01 Per Share
(Title of Class of Securities)

G8766E109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d−1(b)

☐	Rule 13d−1(c)

☒	Rule 13d−1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8766E109

1. Names of Reporting Persons.
Vulcan Corporate Services Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Organized in the British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6 Shared Voting Power 2,651,975 7. Sole Dispositive Power 8. Shared Dispositive Power 2,651,975
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,975 Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.           Percent of Class Represented by Amount in Row (9)

5.4% based on 48,951,114 of the Issuer's Common Share, as reported by the Issuer to be outstanding as of December 31, 2011 on Form 6-K filed with the Securities and Exchange Commission on February 14, 2012.

12. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons.
Credit Agricole S.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Organized in France
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6 Shared Voting Power 2,651,975 7. Sole Dispositive Power 8. Shared Dispositive Power 2,651,975
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,975 Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.           Percent of Class Represented by Amount in Row (9)

5.4% based on 48,951,114 of the Issuer's Common Share, as reported by the Issuer to be outstanding as of December 31, 2011 on Form 6-K filed with the Securities and Exchange Commission on February 14, 2012.

12. Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer
Textainer Group Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices
Century House
16 Par-La-Ville Road
Hamilton HM 08
Bermuda

Item 2.

(a)	Name of Person(s) Filing
Vulcan Corporate Services Inc.
Credit Agricole S.A.

(b)	Address of Principal Business Office or, if none, Residence
Vulcan Corporate Services Inc.
c/o Credit Agricole Suisse Conseil S.A.
11 rue du marche, Case postale 5259
CH 1204 Geneve Suisse
Switzerland

Credit Agricole S.A.
91-93 boulevard Pasteur
75015 Paris
France

(c)	Citizenship
See Item 4 of each cover page

(d)	Title of Class of Securities
Common Shares, $0.01 par value per share

(e)	CUSIP Number
G8766E109

Item 3.	If this statement is filed pursuant to §§240.13d−1(b) or 240.13d−2(b) or (c), check whether the person filing is a:

(a)	☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a−8).

(e)	☐An investment adviser in accordance with §240.13d−1(b)(1)(ii)(E);

(f)	☐An employee benefit plan or endowment fund in accordance with §240.13d−1(b)(1)(ii)(F);

(g)	☐A parent holding company or control person in accordance with § 240.13d−1(b)(1)(ii)(G);

(h)	☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a−3);

(j)	☐Group, in accordance with §240.13d−1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

(a)
IKK Foundation, a foundation domiciled in the Principality of Liechtenstein, owns 2,651,975 Common Shares of the Issuer. Vulcan Corporate Services Inc., a member of the Board of Directors of IKK Foundation, in its individual capacity has separately been authorized by the Board of Directors of IKK Foundation, to act alone for, and represent alone IKK Foundation. Because of the foregoing authorization, Vulcan Corporate Services Inc. may be deemed to beneficially own all of the Common Shares of the Issuer held by IKK Foundation.

(a)
Credit Agricole S.A. indirectly owns 100% of equity interest of Vulcan Corporate Services Inc. As a result, Credit Agricole S.A. may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Vulcan Corporate Services Inc. may have with respect to the Issuer's Common Shares held by IKK Foundation. The filing of this statement should not be construed as an admission that Credit Agricole S.A. is, and it disclaims that it is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

(b)	See Item 11 of each cover page

(c)(i)	See Item 5 of each cover page

(c)(ii)	See Item 6 of each cover page

(c)(iii)	See Item 7 of each cover page

(c)(iv)	See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  21 February 2012

VULCAN CORPORATE SERVICES INC.

By: /s/ Thierry Darreau /s/ Indrani Veronica VESIN
Names: Thierry Darreau Indrani Veronica VESIN
Titles: Directors
CREDIT AGRICOLE S.A.

By: /s/ Olivier Guilhamon
Name: Olivier Guilhamon
Title: Head of Group Compliance, Crédit Agricole S.A.

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement